B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2018
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended June 30, 2018	For the three months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017

Gold revenue	$284,806	$164,322	$629,094	$310,578

Cost of sales
Production costs	(107,940)	(80,798)	(230,238)	(147,845)
Depreciation and depletion	(68,473)	(45,014)	(149,721)	(81,395)
Royalties and production taxes	(18,628)	(5,653)	(39,790)	(11,415)
Total cost of sales	(195,041)	(131,465)	(419,749)	(240,655)

Gross profit	89,765	32,857	209,345	69,923

General and administrative	(10,742)	(9,363)	(22,760)	(16,744)
Share-based payments (Note 9)	(2,966)	(7,713)	(6,960)	(9,314)
Impairment of long-lived assets (Note 6)	—	—	(18,186)	—
Gain on sale of Lynn Lake royalty (Note 6)	—	6,593	—	6,593
Write-down of mineral property interests	—	—	—	(1,439)
Provision for non-recoverable input taxes	(1,336)	(970)	(1,892)	(1,548)
Foreign exchange gains (losses)	1,915	(1,727)	1,548	(1,408)
Other	(1,550)	(325)	(2,511)	(1,284)
Operating income	75,086	19,352	158,584	44,779

Unrealized gain (loss) on fair value of convertible notes (Note 8)	878	2,478	12,092	(11,978)
Community relations	(1,062)	(1,091)	(2,405)	(2,671)
Interest and financing expense	(8,485)	(3,138)	(16,790)	(5,271)
Realized gains (losses) on derivative instruments	1,196	(892)	2,119	(1,340)
Unrealized gains (losses) on derivative instruments	3,895	2,867	6,000	(2,470)
Write-down of long-term investments	—	(573)	—	(1,456)
Other	(104)	(2)	(237)	(191)
Income before taxes	71,404	19,001	159,363	19,402

Current income tax, withholding and other taxes expense (Note 13)	(23,253)	(2,498)	(62,732)	(7,258)
Deferred income tax (expense) recovery (Note 13)	(26,818)	2,761	(17,870)	2,563
Net income for the period	$21,333	$19,264	$78,761	$14,707

Attributable to:
Shareholders of the Company	$20,806	$21,029	$77,288	$15,530
Non-controlling interests	527	(1,765)	1,473	(823)
Net income for the period	$21,333	$19,264	$78,761	$14,707

Earnings per share (attributable to shareholders of the Company) (Note 9)
Basic	$0.02	$0.02	$0.08	$0.02
Diluted	$0.02	$0.02	$0.06	$0.02

Weighted average number of common shares outstanding (in thousands) (Note 9)
Basic	984,650	976,527	983,412	973,500
Diluted	1,063,853	1,058,008	1,063,095	991,028

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2018	For the three months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017

Net income for the period	$21,333	$19,264	$78,761	$14,707

Other comprehensive (loss) income
Items that will not be subsequently reclassified to net income:
Impact of change in credit spread on convertible notes	(78)	—	(146)	—
Unrealized (loss) gain on investments, net of deferred tax expense (Note 5)	(1,478)	(2,622)	(4,426)	559
Other comprehensive (loss) income for the period	(1,556)	(2,622)	(4,572)	559
Total comprehensive income for the period	$19,777	$16,642	$74,189	$15,266

Other comprehensive (loss) income attributable to:
Shareholders of the Company	$(1,556)	$(2,622)	$(4,572)	$559
Non-controlling interests	—	—	—	—
	$(1,556)	$(2,622)	$(4,572)	$559

Total comprehensive income attributable to:
Shareholders of the Company	$19,250	$18,407	$72,716	$16,089
Non-controlling interests	527	(1,765)	1,473	(823)
	$19,777	$16,642	$74,189	$15,266

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three months ended June 30, 2018	For the three months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
Operating activities
Net income for the period	$21,333	$19,264	$78,761	$14,707
Mine restoration provisions settled	(228)	(24)	(228)	(24)
Non-cash charges, net (Note 14)	87,704	26,625	162,421	74,001
Changes in non-cash working capital (Note 14)	(18,531)	(8,364)	(4,721)	(25,325)
Proceeds from prepaid sales	—	15,000	—	30,000
Changes in long-term value added tax receivables	(4,067)	(4,478)	(2,746)	(5,737)
Cash provided by operating activities	86,211	48,023	233,487	87,622

Financing activities
Credit facility drawdowns, net of transaction costs (Note 8)	25,000	49,642	25,000	49,642
Repayment of credit facility (Note 8)	(75,000)	—	(150,000)	—
Fekola equipment loan facility, drawdowns net of transaction costs (Note 8)	—	11,006	20,859	37,132
Repayment of Fekola equipment loan facility (Note 8)	(6,917)	(1,997)	(6,917)	(1,997)
Repayment of Otjikoto equipment loan facility (Note 8)	(2,579)	(2,269)	(5,159)	(4,538)
Masbate equipment loan facility, drawdowns net of transaction costs (Note 8)	3,554	—	7,989	—
Repayment of Masbate equipment loan facility (Note 8)	(659)	—	(1,096)	—
Interest and commitment fees paid	(14,008)	(7,045)	(20,895)	(9,548)
Common shares issued for cash on exercise of stock options (Note 9)	5,032	5,231	9,907	23,199
Restricted cash movement	39	(1,813)	(1,379)	(6,099)
Other	(392)	(412)	(817)	(719)
Cash (used) provided by financing activities	(65,930)	52,343	(122,508)	87,072

Investing activities
Expenditures on mining interests:
Fekola Mine, development and sustaining capital	(15,322)	(74,981)	(36,409)	(142,791)
Otjikoto Mine, development and sustaining capital	(18,256)	(2,655)	(29,632)	(15,207)
Masbate Mine, development and sustaining capital	(9,560)	(15,412)	(21,397)	(30,366)
Libertad Mine, development and sustaining capital	(5,425)	(8,677)	(10,040)	(12,269)
Limon Mine, development and sustaining capital	(7,223)	(3,104)	(13,203)	(6,435)
Gramalote Project, prefeasibility and exploration	(2,041)	(2,595)	(4,477)	(5,180)
Other exploration and development (Note 14)	(19,212)	(14,660)	(32,865)	(25,673)
Cash proceeds from sale of Lynn Lake royalty, net of transaction costs (Note 6)	—	6,593	—	6,593
Purchase of non-controlling interest (Note 6)	(2,500)	—	(2,500)	—
Other	(55)	(91)	(70)	(117)
Cash used by investing activities	(79,594)	(115,582)	(150,593)	(231,445)

Decrease in cash and cash equivalents	(59,313)	(15,216)	(39,614)	(56,751)

Effect of exchange rate changes on cash and cash equivalents	(1,651)	178	(902)	273
Cash and cash equivalents, beginning of period	167,916	103,231	147,468	144,671
Cash and cash equivalents, end of period	$106,952	$88,193	$106,952	$88,193

Supplementary cash flow information (Note 14)

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at June 30, 2018	As at December 31, 2017
Assets
Current
Cash and cash equivalents	$106,952	$147,468
Accounts receivable, prepaids and other	25,499	20,603
Value-added and other tax receivables	17,218	21,335
Inventories (Note 4)	235,299	206,445
	384,968	395,851

Long-term investments (Note 5)	5,950	9,744
Value-added tax receivables	24,673	22,318
Mining interests (Notes 6 and Note 17 - Schedules)
Owned by subsidiaries	2,091,719	2,124,133
Investments in joint ventures	69,423	65,830
Other assets (Note 7)	41,369	39,848
Deferred income taxes	20,264	27,433
	$2,638,366	$2,685,157
Liabilities
Current
Accounts payable and accrued liabilities	$75,080	$95,092
Current income and other taxes payable	63,419	26,448
Current portion of derivative instruments at fair value (Note 11)	3,238	4,952
Current portion of long-term debt (Note 8)	289,482	302,630
Current portion of prepaid sales (Note 10)	60,000	60,000
Current portion of mine restoration provisions	1,819	1,819
Other current liabilities	3,327	3,603
	496,365	494,544
Long-term debt (Note 8)	288,354	399,551
Prepaid sales (Note 10)	—	30,000
Mine restoration provisions	92,420	96,627
Deferred income taxes	92,220	81,518
Employee benefits obligation	11,561	14,708
Other long-term liabilities	1,424	1,816
	982,344	1,118,764
Equity
Shareholders’ equity
Share capital (Note 9)
Issued: 985,861,379 common shares (Dec 31, 2017 – 980,932,908)	2,211,573	2,197,267
Contributed surplus	63,239	60,039
Accumulated other comprehensive loss	(144,344)	(94,294)
Deficit	(490,642)	(610,908)
	1,639,826	1,552,104
Non-controlling interests	16,196	14,289
	1,656,022	1,566,393
	$2,638,366	$2,685,157

Commitments (Note 16)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	2018
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2017	980,933	$2,197,267	$60,039	$(94,294)	$(610,908)	$14,289	$1,566,393

Net income for the period	—	—	—	—	77,288	1,473	78,761
IFRS 9 transition adjustment on January 1, 2018	—	—	—	(45,478)	45,478	—	—
Impact of change in credit spread on convertible notes (Note 8)	—	—	—	(146)	—	—	(146)
Unrealized loss on investments (Note 5)	—	—	—	(4,426)	—	—	(4,426)
Payments received from non-controlling interests	—	—	—	—	—	434	434
Acquisition of non-controlling interest (Note 6)	—	—	—	—	(2,500)	—	(2,500)
Shares issued on exercise of stock options (Note 9)	4,718	9,499	—	—	—	—	9,499
Shares pending issuance on exercise of stock options	153	290	—	—	—	—	290
Shares issued on vesting of RSUs	57	83	(83)	—	—	—	—
Share-based payments (Note 9)	—	—	7,717	—	—	—	7,717
Transfer to share capital on exercise of stock options	—	4,434	(4,434)	—	—	—	—

Balance at June 30, 2018	985,861	$2,211,573	$63,239	$(144,344)	$(490,642)	$16,196	$1,656,022

	2017
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2016	964,892	$2,151,993	$56,191	$(95,435)	$(667,760)	$9,575	$1,454,564

Net income (loss) for the period	—	—	—	—	15,530	(823)	14,707
Unrealized gain on investments, net of deferred tax expense	—	—	—	559	—	—	559
Shares issued on exercise of stock options	11,485	22,408	—	—	—	—	22,408
Shares issued on vesting of RSUs	1,635	3,323	(3,323)	—	—	—	—
Share-based payments (Note 9)	—	—	11,063	—	—	—	11,063
Transfer to share capital on exercise of stock options	—	12,024	(12,024)	—	—	—	—

Balance at June 30, 2017	978,012	$2,189,748	$51,907	$(94,876)	$(652,230)	$8,752	$1,503,301

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with five operating mines (one in Mali, one in Namibia, one in the Philippines and two in Nicaragua) and a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Colombia, Namibia, Nicaragua and Finland.

The Company operates the Fekola Mine in Mali, which commenced commercial production on November 30, 2017, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines, and the Libertad Mine and the Limon Mine in Nicaragua. The Company presently has an effective 81% interest in the Kiaka gold project in Burkina Faso, and a 49% joint venture interest in the Gramalote property in Colombia.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting of International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB.

Other than as stated below, these condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 7, 2018.

New accounting standards and amendments adopted

The following standards have been adopted as at January 1, 2018 in accordance with the transitional provisions outlined in the respective standards.

IFRS 15 - Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, was adopted on January 1, 2018. The standard introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company evaluated the effect the standard had on its sales recorded in its consolidated financial statements and determined there is no impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. Classification is determined at initial recognition in one of the following categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
	IAS 39	IFRS 9

Financial instruments:
Cash and cash equivalents	Amortized cost	Amortized cost
Debt service reserve account	Amortized cost	Amortized cost
Loans receivable	Amortized cost	Amortized cost
Long-term investments	FVTPL & FVOCI	FVOCI
Derivative financial instruments	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Convertible senior subordinated notes	FVTPL	FVTPL FVOCI for change in credit risk
Debt	Amortized cost	Amortized cost
Lease liabilities	Amortized cost	Amortized cost

The Company has elected to irrevocably designate its long-term investments as FVOCI as they are not considered to be held for trading.

The Company applied the modified retrospective approach for the adoption of IFRS 9, whereby prior periods were not restated for the impact of the standard. As a result, a decrease in deficit of $46 million with a corresponding adjustment to accumulated other comprehensive loss ("AOCI") was recognized on January 1, 2018 consisting of:

•	Long-term investments (Note 5): reclassification of a $35 million loss (net of a $1 million deferred income tax recovery) from deficit to accumulated other comprehensive loss.

•	Convertible senior subordinated notes (Note 8): reclassification of an $11 million loss from deficit to AOCI.

The following is the new accounting policy for financial instruments under IFRS 9:

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified and measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities
Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities measured at amortized cost.

Long-term investments
Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated FVTPL unless they are irrevocably designated, on an individual basis, as FVOCI. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in other comprehensive income ("OCI"). Upon disposal, any accumulated gains and losses remain in equity.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Lease liabilities
Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt
The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt required to be classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the statement of operations.

Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.

Derecognition of financial assets
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

Accounting standards and amendments issued but not yet adopted

IFRS 16 - Leases

The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. This requirement to record leases as finance leases is expected to increase lease assets and lease liabilities on the Company's consolidated balance sheet. IFRS 16 will also result in the lease expense previously recognized for operating leases being replaced with depreciation expense for lease assets and interest and financing expense for lease liabilities. On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase both short and long-term liabilities and mining interest balances. As a result of recognizing additional finance leases, it is expected that there will be a reduction in production costs, as operating lease expense will be presented as depreciation expense and interest and financing expense. The Company has not yet quantified the expected impact.

The Company is currently evaluating the effect the standard will have on its consolidated financial statements. In 2017, the Company completed an initial scoping of its existing operating leases and service contracts and is currently updating this scoping. During the first half of 2018, a working group was formed, the assessment of the contracts began and initial calculations were prepared for some of the contracts determined to contain finance leases.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

3	Significant accounting judgements and estimates

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

4	Inventories

	June 30, 2018	December 31, 2017
	$	$

Gold and silver bullion	43,364	47,916
In-process inventory	13,506	11,464
Ore stock-pile inventory	55,329	55,498
Materials and supplies	123,100	91,567
	235,299	206,445

At June 30, 2018, the Company recorded a net realizable value adjustment of $4 million with respect to the carrying value of certain inventory balances related to the Limon and Libertad mines.

5	Long-term investments

	June 30, 2018			December 31, 2017

	Cost $	AOCI $	Fair Value $	Cost $	Total Impairment $	AOCI $	Fair Value $

Calibre Mining Corp.	7,844	(5,404)	2,440	7,844	(4,330)	2,012	5,526
RTG Mining Inc.	13,400	(12,161)	1,239	13,400	(12,095)	1,283	2,588
St. Augustine Gold & Copper Ltd.	20,193	(18,637)	1,556	20,193	(18,658)	91	1,626
Libero Copper Corp. (Note 6)	632	80	712	—	—	—	—
Goldstone Resources Ltd.	20	(17)	3	20	(18)	2	4
Balance, end of period	42,089	(36,139)	5,950	41,457	(35,101)	3,388	9,744

The Company's long-term investments were previously classified as available-for-sale. Upon adoption of IFRS 9, the Company made the irrevocable election to present changes in the fair value of its long-term investments in OCI. This designation resulted in reclassification of a $35 million cumulative loss (net of a $1 million deferred income tax recovery) on the long-term investments from deficit to AOCI on January 1, 2018.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Mining interests

	June 30, 2018	December 31, 2017
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,131,973	1,094,784
Accumulated depreciation and depletion	(89,717)	(35,477)
	1,042,256	1,059,307
Otjikoto Mine, Namibia
Cost	552,415	527,069
Accumulated depreciation and depletion	(198,713)	(163,153)
	353,702	363,916
Masbate Mine, Philippines
Cost, net of impairment	647,202	625,722
Accumulated depreciation and depletion	(219,169)	(193,925)
	428,033	431,797
Libertad Mine, Nicaragua
Cost, net of impairment	347,679	335,651
Accumulated depreciation and depletion	(280,525)	(263,838)
	67,154	71,813
Limon Mine, Nicaragua
Cost, net of impairment	191,254	173,358
Accumulated depreciation and depletion	(138,969)	(127,740)
	52,285	45,618

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	70,921	69,989
Fekola Regional, Mali	21,293	17,211
Toega, Burkina Faso	15,931	10,603
Mocoa, Colombia	10,230	29,041
Ondundu, Namibia	6,198	5,246
Other	23,084	18,881
	147,657	150,971
Corporate & other
Office, furniture and equipment, net	632	711
	2,091,719	2,124,133
Investments in joint ventures (accounted for using the equity method)
Gramalote, Colombia, net of impairment	69,423	65,830
	2,161,142	2,189,963

Mocoa

During the six months ended June 30, 2018, the Company made the decision to dispose of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income during the first quarter of 2018. On June 15, 2018, pursuant to the terms of a share purchase agreement (the "Agreement") dated May 7, 2018, among the Company, Colombian Ventures Ltd., a wholly owned indirect subsidiary of the Company, Libero Copper Corporation ("Libero") and Libero Resources Limited, a wholly owned subsidiary of Libero, the Company completed the sale of its interest in the Mocoa Porphyry copper-molybdenum deposit in Colombia (the "Property") to Libero for 10,400,000 Common shares of Libero valued at $1 million upon closing and retained a 2% net smelter returns royalty (the "Mocoa NSR") on production generated from the Property valued at $10 million which has been classified as a mining interest. In determining the value of the Mocoa NSR, the Company utilized scenario weighted discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, future metal prices, estimated allowable deductions, and discount rates. Management’s estimate of the fair value of the Mocoa NSR is classified as level 3 in the fair value hierarchy.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change. Key assumptions used for the valuation of the Mocoa NSR were as follows:
•Copper price - $3.10/pound
•Molybdenum price - $8.10/pound
•Discount rate - 12%

In connection with this acquisition, the total holdings in the Common shares of Libero held by the Company represent approximately 19% of the outstanding Common shares of Libero as of the transaction date. Immediately before such acquisition, the Company held no Common shares of Libero.

Fekola

On November 30, 2017, management determined that the Fekola Mine achieved commercial production. Effective December 1, 2017, revenues and production costs relating to Fekola gold production were recorded in the statement of operations.

During the construction phase, the Company capitalized interest costs on its borrowings attributable to funds spent on Fekola in the amount of $5 million and $10 million, respectively, for the three and six months ended June 30, 2017. This interest was calculated using an effective interest rate based on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving credit facility (Note 8). No interest was capitalized during the six months ended June 30, 2018.

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company's interest in the Fekola Mine. Following signing of a shareholder's agreement in August 2017, between the Company and the State of Mali (the "Fekola Shareholder Agreement"), the Company confirmed the basis under which it was to contribute a 10% free carried interest in Fekola SA to the State of Mali. In addition, the State of Mali also had the option to purchase an additional 10% of Fekola SA which it elected to exercise. Terms and conditions of the acquisition of this additional 10% have been agreed between the Company and the State of Mali in a share purchase agreement (the “Share Purchase Agreement”) dated August 2017.

The Company has signed a mining convention in the form required under the 2012 Mining Code (the "Fekola Mining Convention") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali. In August 2017 the Company finalized an amendment to the Fekola Mining Convention with the State of Mali to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, governs the procedural and economic parameters pursuant to which the Company operates the Fekola Mine.

Before the Company transfers ownership of a total of 20% (being the 10% free carried interest plus the additional 10%) of Fekola SA to the State of Mali, the participation of the State in Fekola SA must be approved through an ordinance of the Council of Ministers and signed by the President.

Once the State of Mali’s interest into Fekola SA has been formally authorized by the Malian authorities, the Company will transfer ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA (the “Priority Dividend”). This Priority Dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. The second fully participating 10% of the State of Mali's interest will entitle it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest. Ordinary dividends are not payable by Fekola SA until the Fekola intercompany loans, including funds advanced for mine construction plus interest have been repaid to B2Gold in full. The State of Mali's purchase of the additional 10% participating interest is considered to be a change in the ownership of a subsidiary that does not result in a change in control and, accordingly, the Company expects to account for this transaction within equity in accordance with IFRS 10, Consolidated financial statements.

Purchase of Limon non-controlling interest

On May 22, 2018, the Company through its wholly owned subsidary, Triton Mining Corporation acquired the remaining 5% of the outstanding shares of Triton Minera S.A. the entity that owns the Limon Mine, from Inversiones Mineras S.A. ("IMISA") in exchange for cash consideration of $2.5 million. The Company now owns 100% of the Limon mine. The change in ownership did not result in any change in the control of Triton Minera S.A. and as a result has been accounted for in equity in accordance with IFRS 10, Consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Sale of Lynn Lake royalty

On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“Lynn Lake NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production. The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the Lynn Lake NSR, based upon an evaluation of the likely cash flows arising from the Lynn Lake NSR. In the period since the original accounting for the business combination the Company previously determined that the Lynn Lake NSR did not fulfill the threshold for recognition as an asset as it did not have sufficient assurance over the likelihood of future cash flows from the Lynn Lake NSR to record an asset, consistent with the original business combination accounting. As a result, in the second quarter of 2017, the Company recorded a $7 million pre-tax gain on disposal of the Lynn Lake NSR. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.

7	Other assets

	June 30, 2018	December 31, 2017
	$	$

Debt service reserve accounts (Note 8)	14,928	12,918
Low-grade stockpile	14,642	11,727
Loan receivable, including accrued interest	5,748	7,718
Derivative instruments at fair value (Note 11)	2,995	2,768
Reclamation deposits	2,241	2,353
Other	815	2,364
	41,369	39,848

8	Long-term debt

	June 30, 2018	December 31, 2017
	$	$
Convertible senior subordinated notes:
Principal amount	258,750	258,750
Fair value adjustment	2,749	18,900
	261,499	277,650
Revolving credit facility:
Principal amount	225,000	350,000
Less: unamortized transaction costs	(5,021)	(5,851)
	219,979	344,149
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	62,595	50,569
Otjikoto equipment loan facility (net of unamortized transaction costs)	15,812	20,750
Masbate equipment loan facility (net of unamortized transaction costs)	14,674	7,719
Finance lease liabilities	2,530	—
Nicaraguan equipment loans	747	1,344
	96,358	80,382

	577,836	702,181

Less: current portion	(289,482)	(302,630)
	288,354	399,551

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Convertible senior subordinated notes
As at June 30, 2018, the fair value of the convertible senior subordinated notes (“convertible notes”) was $261 million. Upon adoption of IFRS 9, the Company was required to reflect the impact of the fair value change related to the Company’s own credit risk through OCI. This change resulted in reclassification of an $11 million cumulative loss on the convertible notes from deficit to AOCI on January 1, 2018.
The gain on fair value of convertible notes recorded in the statement of operations for the three and six months ended June 30, 2018 was $1 million and $12 million, respectively, (2017 – gain of $2 million and a loss of $12 million, respectively). The change in fair value of the convertible notes recognized in the statement of operations for the three and six months ended June 30, 2017 was stated after reducing it by $4 million and $7 million, respectively, for interest expense which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.
Revolving corporate credit facility

During the six months ended June 30, 2018, the Company made drawdowns of $25 million and repaid $150 million of the revolving credit facility ("RCF"). As at June 30, 2018, the Company had drawn down $225 million under the $500 million RCF, leaving an undrawn and available balance of $275 million.

For three and six months ended June 30, 2017, the interest and financing expense relating to the RCF recognized in the statement of operations was reduced by $1 million and $3 million, respectively, which was attributable to eligible expenditures on the Fekola property and capitalized to the carrying amount of the property.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the existing RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at June 30, 2018, the Company was in compliance with these debt covenants.

Subsequent to June 30, 2018, the Company repaid a further $25 million of the RCF leaving an undrawn and available balance under the RCF of $300 million.
Fekola equipment loan facility
During the six months ended June 30, 2018, the Company drew down Euro 17 million ($21 million equivalent) under the facility. As at June 30, 2018, Euro 5 million ($6 million equivalent) was available for future drawdowns.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At June 30, 2018, the balance in the DSRA was Euro 8 million ($9 million equivalent, see Note 7).

Masbate equipment loan facility

During the three and six months ended June 30, 2018, the Company made drawdowns of $4 million and $8 million, respectively, under the facility. As at June 30, 2018, $1 million was available for future drawdowns.

9	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2018, the Company had 985,861,379 common shares outstanding, including 1,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.
For the three and six months ended June 30, 2018, share-based payments expense, relating to the vesting of stock options, was $3 million and $6 million, respectively, (2017 - $6 million and $7 million respectively) net of $1 million and $1 million, respectively, (2017 - $2 million and $2 million, respectively) capitalized to mining interests.
For the three and six months ended June 30, 2018, the Company issued 3 million and 5 million shares, respectively, for proceeds of $5 million and $9 million, respectively, upon the exercise of stock options. Subsequent to June 30, 2018, 2 million shares were issued for proceeds of $5 million upon the exercise of stock options.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

During the three and six months ended June 30, 2018, no stock options were granted. As at June 30, 2018, 52 million stock options were outstanding. Subsequent to June 30, 2018, 24 million stock options at a weighted average price exercise of Cdn. $3.37 were granted to employees of the Company.
For the three and six months ended June 30, 2018, share-based payments expense, relating to the vesting of restricted share units ("RSUs"), was $0 million and $1 million, respectively, (2017 - $2 million and $2 million, respectively).
During the three and six months ended June 30, 2018, no RSUs were granted. As at June 30, 2018, 1 million RSUs were outstanding. Subsequent to June 30, 2018, a further 1 million RSUs were issued to employees of the Company and 1 million shares were issued upon the vesting of RSUs.
Earnings per share
For the three and six months ended June 30, 2018, potential share issuances arising from any future conversion of the convertible notes are included in the calculation of diluted weighted average shares outstanding and their impact removed from diluted net income attributable to shareholders of the Company as these securities are dilutive.
The following is the calculation of diluted net income attributable to shareholders of the Company for the period:

	For the three months ended Jun. 30, 2018	For the three months ended Jun. 30, 2017	For the six months ended Jun. 30, 2018	For the six months ended Jun. 30, 2017

Net income for the period attributable to shareholders of the Company	$20,806	$21,029	$77,288	$15,530
Dilutive impact of gain on fair value of convertible notes	$(878)	$(2,478)	$(12,092)	$—
Diluted net income for the period	$19,928	$18,551	$65,196	$15,530
The following is the calculation of diluted weighted average number of common shares outstanding for the period:

	For the three months ended Jun. 30, 2018	For the three months ended Jun. 30, 2017	For the six months ended Jun. 30, 2018	For the six months ended Jun. 30, 2017

Basic weighted average number of common shares outstanding (in thousands)	984,650	976,527	983,412	973,500

Effect of dilutive securities
Convertible notes	65,798	65,798	65,798	—
Stock options	13,040	15,260	13,497	17,059
Restricted share units	365	423	388	469
Diluted weighted average number of common shares outstanding (in thousands)	1,063,853	1,058,008	1,063,095	991,028
The following is the basic and diluted earnings per share:

	For the three months ended Jun. 30, 2018	For the three months ended Jun. 30, 2017	For the six months ended Jun. 30, 2018	For the six months ended Jun. 30, 2017

Earnings per share (attributable to shareholders of the Company)
Basic	$0.02	$0.02	$0.08	$0.02
Diluted	$0.02	$0.02	$0.06	$0.02

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

10	Prepaid Sales

During the three and six months ended June 30, 2018, the Company delivered 12,908 ounces and 25,816 ounces, respectively, into contracts valued at $15 million and $30 million, respectively. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations.

As at June 30, 2018, the Company had $60 million of outstanding contracts for the delivery of 51,099 ounces with 25,817 ounces to be delivered during 2018 and 25,282 ounces during 2019.

11	Derivative Financial instruments

Gold forwards

As at June 30, 2018, the Company had gold forward contracts with respect to the Otjikoto Mine for the delivery of 17,958 ounces during 2018, at a price of 15,044 Rand per ounce, which are recorded at FVTPL. The unrealized fair value of these contracts at June 30, 2018 was $(3) million.
Forward contracts – fuel oil, gas oil, diesel
During the six months ended June 30, 2018, the Company entered into additional forward contracts for the purchase of 11,449,000 litres of fuel oil and 8,061,000 litres of gas oil with settlements scheduled between July 2019 and March 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL.
The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at June 30, 2018:

	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	22,747	30,858	7,629	61,234
Average strike price	$0.31	$0.30	$0.29	$0.30

Forward – gas oil:
Litres (thousands)	12,656	19,383	4,832	36,871
Average strike price	$0.42	$0.43	$0.48	$0.43

Forward – diesel:
Litres (thousand)	1,919	1,399	47	3,365
Average strike price	$0.43	$0.43	$0.41	$0.43
The unrealized fair value of these contracts at June 30, 2018 was $12 million.
Interest Rate Swaps

The Company has a series of interest swaps with a notional amount of $100 million with settlements scheduled between July 2018 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at FVTPL. The unrealized fair value of these contracts at June 30, 2018 was $1 million.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Financial Instruments

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at June 30, 2018, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at June 30, 2018		As at December 31, 2017
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 5)	5,950	—	9,744	—
Convertible senior subordinated notes (Note 8)	—	(261,499)	—	(277,650)
Gold forward contracts (Note 11)	—	(3,238)	—	(4,952)
Fuel derivative contracts (Note 11)	—	11,523	—	7,366
Interest rate swaps (Note 11)	—	1,376	—	1,246

The fair value of the Company’s long-term investments and convertible senior subordinated notes were determined using market quotes from an active market for each investment.
The fair value of the fuel derivative contracts and gold derivative contracts was determined using prevailing market rates for instruments with similar characteristics.
The fair value of the Company's other financial instruments approximate their carrying value.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	For the three months ended June 30, 2018	For the three months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
	$	$	$	$

Consolidated income before income taxes	71,404	19,001	159,363	19,402
Canadian federal and provincial income tax rates	27.00%	26.00%	27.00%	26.00%
Income tax expense at statutory rates	19,279	4,940	43,028	5,045

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	1,573	(10,026)	2,155	(17,423)
Non-deductible expenditures	8,301	2,638	15,047	5,572
Losses for which no tax benefit has been recorded	55	7,245	7,976	12,057
Benefit of optional tax deductions	(5,032)	—	(5,032)	—
Withholding tax and minimum tax	3,302	3,102	6,729	6,128
Change due to foreign exchange	21,517	(4,669)	9,482	(5,762)
Change in accruals for tax audits	—	(652)	—	(652)
Amounts over provided in prior years	(31)	—	110	—
Changes in estimates of deferred tax assets	1,107	(502)	1,107	38
Non-deductible portion of losses	—	(2,339)	—	(308)
Income tax expense (recovery)	50,071	(263)	80,602	4,695

Current income tax, withholding and other taxes expense	23,253	2,498	62,732	7,258
Deferred income tax expense (recovery)	26,818	(2,761)	17,870	(2,563)
Income tax expense	50,071	(263)	80,602	4,695

Included in income tax expense for the three and six months ended June 30, 2018, is $5 million and $10 million, respectively, related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the tables below:

Non-cash charges (credits):

	For the three months ended June 30, 2018	For the three months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
	$	$	$	$

Depreciation and depletion	68,473	45,014	149,721	81,395
Delivery into prepaid sales (Note 10)	(15,000)	(15,000)	(30,000)	(30,000)
Impairment of long-lived assets (Note 6)	—	—	18,186	—
Gain on sale of Lynn Lake royalty (Note 6)	—	(6,593)	—	(6,593)
Unrealized (gain) loss on fair value of convertible notes (Note 8)	(878)	(2,478)	(12,092)	11,978
Share-based payments	2,966	7,713	6,960	9,314
Unrealized (gains) losses on derivative instruments	(3,895)	(2,867)	(6,000)	2,470
Write-down of mineral property interests	—	—	—	1,439
Write-down of long-term investments	—	573	—	1,456
Accretion of mine restoration provisions	648	467	1,213	937
Provision for non-recoverable input taxes	1,336	970	1,892	1,548
Deferred income tax expense (recovery) (Note 13)	26,818	(2,761)	17,870	(2,563)
Other	7,236	1,587	14,671	2,620
	87,704	26,625	162,421	74,001

Changes in non-cash working capital:

	For the three months ended June 30, 2018	For the three months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
	$	$	$	$

Accounts receivable and prepaids	276	(709)	(1,026)	(3,126)
Value-added and other tax receivables	3,174	(3,513)	2,617	(3,758)
Inventories	(20,328)	(456)	(36,220)	(8,003)
Accounts payable and accrued liabilities	(2,904)	(3,813)	(7,444)	(2,020)
Current income and other taxes payables	1,251	127	37,352	(8,418)
	(18,531)	(8,364)	(4,721)	(25,325)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Other exploration and development:

	For the three months ended June 30, 2018	For the three months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
	$	$	$	$

Fekola Mine, exploration	(5,055)	(2,293)	(7,040)	(3,740)
Otjikoto Mine, exploration	(593)	(102)	(997)	(433)
Masbate Mine, exploration	(1,119)	(1,418)	(2,217)	(2,810)
Libertad Mine, exploration	(1,566)	(2,188)	(2,733)	(3,469)
Limon Mine, exploration	(2,490)	(1,403)	(3,798)	(2,226)
Fekola Regional, exploration	(2,003)	(1,741)	(5,202)	(3,584)
Toega Project, exploration	(2,749)	(2,016)	(4,938)	(3,143)
Kiaka Project, exploration	(1,171)	(929)	(1,324)	(1,954)
Ondundu Project, exploration	(623)	(1,089)	(952)	(1,752)
Other	(1,843)	(1,481)	(3,664)	(2,562)
	(19,212)	(14,660)	(32,865)	(25,673)

Non-cash investing and financing activities:

	For the three months ended June 30, 2018	For the three months ended June 30, 2017	For the six months ended June 30, 2018	For the six months ended June 30, 2017
	$	$	$	$

Share-based payments, capitalized to mineral property interests	283	1,507	647	1,748
Interest expense, capitalized to mineral property interests	—	4,882	—	9,653
Change in current liabilities relating to mineral property expenditures	216	4,517	(10,060)	9,905
Foreign exchange gain (loss) on Fekola equipment loan facility	3,608	(2,261)	2,136	(2,453)

A subsidiary of the Company, Kronk Resources Inc, has $1 million in cash and cash equivalents that is restricted for its own activities and not available for use by B2Gold.

For the six months ended June 30, 2018, the Company paid $19 million of income taxes in cash.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Segmented Information

The Company’s reportable operating segments include its mining operations, namely the Fekola, Otjikoto, Masbate, Libertad, and Limon mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	For the three months ended June 30, 2018
	Fekola Mine	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	129,902	51,210	62,858	24,400	1,436	—	15,000	284,806
Intersegment gold revenue	—	—	—	2,238	14,421	—	(16,659)	—
Production costs	30,954	21,374	26,339	18,360	10,913	—		107,940
Depreciation & depletion	25,888	18,235	11,620	7,770	4,957	—	64	68,534
Net income (loss)	26,649	(6,055)	18,242	(3,201)	(2,930)	(675)	(10,697)	21,333
Capital expenditures	20,377	18,849	10,679	6,991	9,713	10,430	17	77,056
Total assets	1,226,736	443,227	512,131	105,178	76,937	221,221	52,936	2,638,366

	For the three months ended June 30, 2017
	Fekola Mine	Otjikoto Project	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	—	54,970	67,942	26,410	—	—	15,000	164,322
Intersegment gold revenue	—	—	—	5,827	10,415	—	(16,242)	—
Production costs	—	21,660	29,599	19,410	10,129	—	—	80,798
Depreciation & depletion	—	15,989	9,850	14,078	5,097	—	50	45,064
Net income (loss)	1,109	15,492	23,082	(4,195)	(8,108)	1,066	(9,182)	19,264
Capital expenditures	77,274	2,757	16,830	10,865	4,507	9,850	91	122,174
Total assets	1,083,527	476,482	510,313	103,909	63,819	196,781	44,183	2,479,014

	For the six months ended June 30, 2018
	Fekola Mine	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	293,182	108,245	142,994	46,359	8,314	—	30,000	629,094
Intersegment gold revenue	—	—	—	5,116	28,835	—	(33,951)	—
Production costs	64,086	44,868	59,580	37,656	24,048	—	—	230,238
Depreciation & depletion	58,489	35,753	25,008	15,778	14,693	—	127	149,848
Net income (loss)	85,568	5,431	35,196	(8,614)	(6,194)	(19,293)	(13,333)	78,761
Capital expenditures	43,449	30,629	23,614	12,773	17,001	20,557	48	148,071
Total assets	1,226,736	443,227	512,131	105,178	76,937	221,221	52,936	2,638,366

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the six months ended June 30, 2017
	Fekola Mine	Otjikoto Mine	Masbate Mine	Libertad Mine	Limon Mine	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$

External gold revenue	—	102,647	127,921	48,656	1,354	—	30,000	310,578
Intersegment gold revenue	—	—	—	14,652	17,466	—	(32,118)	—
Production costs	—	36,901	54,578	39,289	17,077	—	—	147,845
Depreciation & depletion	—	29,219	18,230	24,540	9,406	—	96	81,491
Net income (loss)	1,572	21,581	42,938	(8,063)	(13,300)	1,356	(31,377)	14,707
Capital expenditures	146,531	15,640	33,176	15,738	8,661	18,174	117	238,037
Total assets	1,083,527	476,482	510,313	103,909	63,819	196,781	44,183	2,479,014
The Company’s mining interests are located in the following geographical locations:

	June 30, 2018	December 31, 2017
	$	$
Mining interests
Mali	1,069,028	1,081,364
Philippines	428,033	431,797
Namibia	360,574	369,763
Nicaragua	123,917	121,671
Burkina Faso	93,811	85,676
Colombia	79,653	94,871
Finland	4,237	2,991
Canada	632	711
Other	1,257	1,119
	2,161,142	2,189,963

16	Commitments

As at June 30, 2018, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•	For payments of $4 million for the plant upgrade and $1 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2018.

•	For payments of $8 million for mobile equipment and $1 million for New Fadougou at the Fekola Mine, of which $2 million is expected to be incurred in 2018 and $7 million in 2019.

•	For payments of $2 million for mobile equipment and $1 million for construction of a solar plant at the Otjikoto Mine, all of which is expected to be incurred in 2018.

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the six months ended June 30, 2018
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2017	Additions	Disposals/ write-offs	Reclass	Balance at Jun. 30, 2018	Balance at Dec. 31, 2017	Depreciation	Disposals/ write-offs	Balance at Jun. 30, 2018	As at Jun. 30, 2018	As at Dec. 31, 2017
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,094,784	38,844	—	(1,655)	1,131,973	(35,477)	(54,240)	—	(89,717)	1,042,256	1,059,307
Otjikoto	527,069	26,613	(1,267)	—	552,415	(163,153)	(36,129)	569	(198,713)	353,702	363,916
Masbate	625,722	22,041	(561)	—	647,202	(193,925)	(25,805)	561	(219,169)	428,033	431,797
Libertad	335,651	12,053	(25)	—	347,679	(263,838)	(16,706)	19	(280,525)	67,154	71,813
Limon	173,358	17,896	—	—	191,254	(127,740)	(11,229)	—	(138,969)	52,285	45,618
	2,756,584	117,447	(1,853)	(1,655)	2,870,523	(784,133)	(144,109)	1,149	(927,093)	1,943,430	1,972,451

Exploration & evaluation properties (non-depletable)
Kiaka	69,989	1,419	—	(487)	70,921	—	—	—	—	70,921	69,989
Mocoa	29,041	7	(18,186)	(632)	10,230	—	—	—	—	10,230	29,041
Fekola Regional	17,211	4,082	—	—	21,293	—	—	—	—	21,293	17,211
Toega	10,603	5,328	—	—	15,931	—	—	—	—	15,931	10,603
Ondundu	5,246	952	—	—	6,198	—	—	—	—	6,198	5,246
Other	18,881	3,716	—	487	23,084	—	—	—	—	23,084	18,881
	150,971	15,504	(18,186)	(632)	147,657	—	—	—	—	147,657	150,971

Corporate
Office, furniture & equipment	2,264	48	—	—	2,312	(1,553)	(127)	—	(1,680)	632	711

	2,909,819	132,999	(20,039)	(2,287)	3,020,492	(785,686)	(144,236)	1,149	(928,773)	2,091,719	2,124,133

Investments in joint ventures (accounted for using the equity method)
Gramalote	65,830	3,593	—	—	69,423	—	—	—	—	69,423	65,830

	2,975,649	136,592	(20,039)	(2,287)	3,089,915	(785,686)	(144,236)	1,149	(928,773)	2,161,142	2,189,963

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 17)
For the year ended December 31, 2017
(All tabular amounts are in thousands of United States dollars)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2016	Additions	Disposals/ write-offs	Reclass	Balance at Dec. 31, 2017	Balance at Dec. 31, 2016	Depreciation	Disposals/ write-offs	Balance at Dec. 31, 2017	As at Dec. 31, 2017	As at Dec. 31, 2016
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	—	26,577	—	1,068,207	1,094,784	—	(35,477)	—	(35,477)	1,059,307	—
Otjikoto	481,378	46,193	(2,966)	2,464	527,069	(95,698)	(67,680)	225	(163,153)	363,916	385,680
Masbate	517,457	56,815	(9,430)	60,880	625,722	(165,224)	(37,999)	9,298	(193,925)	431,797	352,233
Libertad	300,816	35,190	(355)	—	335,651	(226,488)	(37,425)	75	(263,838)	71,813	74,328
Limon	151,186	23,420	(1,248)	—	173,358	(107,255)	(21,610)	1,125	(127,740)	45,618	43,931
	1,450,837	188,195	(13,999)	1,131,551	2,756,584	(594,665)	(200,191)	10,723	(784,133)	1,972,451	856,172

Undeveloped mineral interests
Masbate	60,880	—	—	(60,880)	—	—	—	—	—	—	60,880

Mine under construction
Fekola	908,855	159,352	—	(1,068,207)	—	—	—	—	—	—	908,855

Exploration & evaluation properties (non-depletable)
Kiaka	64,907	5,082	—	—	69,989	—	—	—	—	69,989	64,907
Mocoa	29,004	37	—	—	29,041	—	—	—	—	29,041	29,004
Fekola Regional	9,326	7,885	—	—	17,211	—	—	—	—	17,211	9,326
Toega	4,819	5,784	—	—	10,603	—	—	—	—	10,603	4,819
Ondundu	2,130	3,116	—	—	5,246	—	—	—	—	5,246	2,130
Other	13,776	6,555	(1,450)	—	18,881	—	—	—	—	18,881	13,776
	123,962	28,459	(1,450)	—	150,971	—	—	—	—	150,971	123,962

Corporate
Office, furniture & equipment	1,827	437	—	—	2,264	(1,340)	(213)	—	(1,553)	711	487

	2,546,361	376,443	(15,449)	2,464	2,909,819	(596,005)	(200,404)	10,723	(785,686)	2,124,133	1,950,356

Investments in joint ventures (accounted for using the equity method)
Gramalote	53,724	12,106	—	—	65,830	—	—	—	—	65,830	53,724

	2,600,085	388,549	(15,449)	2,464	2,975,649	(596,005)	(200,404)	10,723	(785,686)	2,189,963	2,004,080